Exhibit 99.(j)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of The
Reserve Short-Term Investment Trust:

We consent to the incorporation by reference, in this Registration Statement on Form N-1A, of our report dated May 29, 2007 on the statement of assets and liabilities, including the schedule of investments, of Reserve Yield Plus Fund (“the Fund”) of The Reserve Short-Term Investment Trust as of March 31, 2007, and the related statements of operations, changes in net assets, and the financial highlights for the year then ended and periods ended March 31, 2007. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-1A.

We also consent to the references to our firm under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” included in this Registration Statement on Form N-1A.

KPMG LLP

New York, New York

July 25, 2007